RECEIVED

2006 MAR -7 A 10: 2

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Eurotunnel Group
UK Terminal
Ashford Road
Folkestone
Kent CT18 8XX
United Kingdom

Tel: +44(0)1303 282222
Fax: +44(0)1303 850360

www.eurotunnel.com

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
USA

[redacted]

[redacted]

20th February 2006

06011399

SUPPL

Dear Sirs,

Eurotunnel PLC ("EPLC")/Eurotunnel SA ("ESA") - File number : 82-3000/82-2999

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934, please find enclosed the following announcements which were issued by EPLC/ESA to the London and Paris Stock Exchanges:-

- Eurotunnel co-opts Joint Board Director
- Appointment of Colette Neuville to the Joint Board
- Eurotunnel: 2005 traffic and revenue figures
- Eurotunnel to leave SRD
- Eurotunnel carries 10 million trucks
- Memorandum of Understanding agreed by Eurotunnel and Ad hoc Committee
- Eurotunnel On Track – Shareholder Letter – February 2006
- New railway operator's licence for Europorte 2

Yours faithfully,

PROCESSED
MAR 07 2006
THOMSON FINANCIAL

Mrs. S P Garnham
UK Company Secretary
For and on behalf of Eurotunnel

Enc.

957/2005 15 December 2005

Eurotunnel co-opts Joint Board Director

The Joint Board of Eurotunnel has today, 15 December, co-opted Madame Colette Neuville as a non-executive director. Her nomination, effective from today, will be subject to ratification at the next Annual General Meetings of Eurotunnel SA and Eurotunnel PLC.

Colette Neuville is the founding Chairman of ADAM (the Association for the defence of minority shareholders), in France. Her interest in corporate governance is well known, as is her commitment to the defence of shareholders.

For media enquiries contact the Eurotunnel Press Office on + 44 (0) 1303 284491. Email: press.uk@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27. Email: xavier.clement@eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

958/2005

21 December 2005

Director Declaration

"Following the appointment of Colette Neuville to the Joint Board, Eurotunnel confirms that it has no information to disclose pursuant to Listing Rule 9.6.13R.

In addition, pursuant to Disclosure Rule 3.1.4R, Eurotunnel confirms that it was notified today that Colette Neuville holds 44,575 Eurotunnel Units jointly with her husband, Christian Neuville."

For media enquiries contact the Eurotunnel Press Office on + 44 (0) 1303 284491. Email: press.uk@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27. Email: xavier.clement@eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS

EURO TUNNEL

Eurotunnel: 2005 traffic and revenue figures

- **Slight improvement in total revenue (+1%)**
- **First increase in Shuttle revenues since 2002 (+4%)**
- **In total, almost 16 million passengers travelled through the Channel Tunnel in 2005**
  - **8.2 million Eurotunnel Shuttle Passengers***
  - **7.5 million Eurostar Passengers**

The revenue for the year has gone up to £541 million, an increase of 1% compared to 2004.

£ million *Exchange rate €/£*	2005 un-audited 1.465	2004 published 1.466	2005/2004 % change
Shuttle Services	295	285	+4%
Railways	235	234	0%
Transport activities	**530**	**519**	**+2%**
Non-transport activities	11	19	-41%
Operating revenue	**541**	**538**	+1%

As exchange rates for 2004 and 2005 are essentially the same, it was not judged useful to recalculate revenues in 2004 for comparison purposes.

Shuttle activity

The revenue from shuttle activity (£295 million) is up by 4%. This is the first increase in revenue from Eurotunnel's principal activity since 2002.

This result is all the more encouraging as the Group's new economic model favours increased operating margins and improved profitability rather than the pursuit of volumes and market share.

Truck traffic has grown slightly (+2%), accompanied by a substantial increase in yield.

Car traffic has seen a decrease of 3%, in a market with surplus capacity. This 3% decline should be viewed in the context of a voluntary reduction of about 20% in capacity during 2005, which has the effect of significantly increasing shuttle load factors.

During the same period, coach traffic has increased by 22%

Railway activity

Railways revenues are stable at £235 million, and include payment of £72 million under the Minimum Usage Charge (MUC) of the Railway Usage Contract. Payments from the MUC continue until the end of November 2006.

Although Eurostar traffic continues to increase (+2%), rail freight tonnage, transported by the railway operators EWS and SNCF Freight, shows a decline of 16% for the year linked to, amongst other causes, a reduction in inter-modal traffic.

Eurotunnel, EWS and the SNCF have decided to set up a working group to explore, together, the means of increasing the volume of rail freight carried through the Tunnel.

*These figures are calculated using an average of 2.52 passengers per car and 38.75 passengers per coach based on surveys.

The revenue from these activities has declined, partly as a result of a reduction in 2005 of non-recurring revenues (land sales) compared to 2004.

Eurotunnel staff
Finally, at 31 December 2005, Eurotunnel had 2,590 members of staff (compared to 3,205 in 2004).

Annex 1: Eurotunnel Shuttle traffic

	2005	2004	2005/2004 % change
Truck shuttles	1,308,786 trucks	1,281,207 trucks	+2%
Passenger shuttles	2,047,166 cars* 77,267 coaches	2,101,323 cars* 63,467 coaches	-3% +22%

* including motorcycles, cars, cars with trailers, caravans and campervans

Annex 2: Railways traffic

	2005	2004	% change
Eurostar	7,454,497 passengers*	7,276,675 passengers*	+2%
Rail freight (SNCF/EWS)	1,587,790 tonnes	1,889,175 tonnes	-16%

* The passenger number given is for Eurostar passengers who travelled through the Channel Tunnel, and excludes passengers between Paris-Calais and Brussels-Lille.

Media enquiries:

John Keefe tel: + 44 (0) 1303 284491

Investor enquiries:

Xavier Clément tel: + 33 1 55 27 36 27

News release no. 959

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais/Coquelles, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS

EURO TUNNEL

Eurotunnel to leave SRD*

Eurotunnel will leave the SRD (Deferred settlement service on Euronext in Paris), on 28 March 2006. This follows the decision recently taken by Euronext, in agreement with the French Market Authorities. The Group is pleased with this decision which is appropriate to the present circumstances and which is in line with a recurring request from a segment of its shareholders.

Regarding the recent erratic movements in the share price, Eurotunnel confirms that it has no knowledge of the causes of this unusual activity and indicates that, at today's date, no specific event inherent to the Group has taken place which could justify them.

Negotiations with the Ad hoc committee continue to follow their normal course, but it is not possible, at this stage, to anticipate their outcome.

Eurotunnel also confirms that the holders of stabilisation notes and advances did not want to take up the option of extending the conversion period, as had been proposed by the Group. This decision reinforces the choice of the Joint Board to treat the debt as a whole during the negotiations. As indicated in the interim accounts, at 30 June 2005, the Group's forecast cash position for 2006 includes the financial charge that results from non conversion.

Under normal operating conditions, the Group will be able to meet its contractual commitments until the start of 2007, the point at which the first repayments of the principal of the debt become due.

The finance agreements (1987), as amended, provides, should an event of default occur, the possibility of a contractual moratorium ("Standstill") which, under certain conditions, enables the Group to renegotiate its debt, whilst continuing its business normally, and which instigates a specific order of payments of the Group's financial charges.

*Deferred settlement service on Euronext in Paris, a system which allows investors to benefit from leveraging and differed payments

Media enquiries:

John Keefe tel: + 44 (0) 1303 288737

Investor enquiries:

Investor Relations tel: + 33 1 55 27 36 27

News release no. [960]

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais/Coquelles, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS

EMBARGO: Not for release before 0730 hours (UK time) on Wednesday, 1st February 2006

Negotiations between Eurotunnel and the Ad Hoc Committee of lenders continued until the evening of 31 January. These form part of a long and complex process.

Eurotunnel is taking the time to consider the contents of these latest discussions and will communicate on this matter shortly.

Media enquiries:

John Keefe tel: + 44 (0) 1303 284491
Ken Cronin tel: +44 (0) 7887 591499

Investor enquiries:

Xavier Clément tel: + 33 1 55 27 36 27

News release no. 960

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais/Coquelles, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS

EURO TUNNEL

Eurotunnel carries 10 millionth truck.

Eurotunnel, the world leader in Piggyback transport, has carried 10 million trucks since 1994

Yesterday, Tuesday 24 January 2006, at 15:30, Eurotunnel carried a Spanish truck beneath the Channel from Coquelles to Folkestone, its 10 millionth truck since opening for business in July 1994.

The truck belonged to the Spanish company, Capitrans, from Murcia province in the south east of Spain. Capitrans organises some twenty trips per day, transporting fruit and vegetables to the UK. Using Eurotunnel to cross the Channel ensures a rapid, reliable and on time service for its customers.

The driver of the 10 millionth truck, José Antonio Martinez, said, "I have been on the Spain-UK route for 9 years, doing 8 crossings a month through the Tunnel. The service is excellent, the welcome is great. But for those of us who are transporting fresh produce, it is the crossing time, the frequency of departures and the ease of use that make the difference."

Since opening for commercial services in 1994, Eurotunnel has become the world leader in Piggyback transport: in 2005, Eurotunnel Shuttles carried 1,308,786 trucks (representing 17 million tonnes of goods). On 10 March 2005, Eurotunnel also broke its own record for volume with 6,506 trucks carried in one day.

With its fleet of sixteen truck carrying shuttles, Eurotunnel offers road hauliers a departure every ten minutes at peak times, with 250 departures each day.

Media enquiries:

John Keefe tel: + 44 (0) 1303 284491

Investor enquiries:

Investor Relations tel: + 33 1 55 27 36 27

News release no. [961]

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais/Coquelles, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

NEWS

EURO TUNNEL

Memorandum of Understanding agreed by Eurotunnel and Ad hoc Committee

A milestone in the restructuring of the Group's debt

The Joint Board of Eurotunnel has validated the Memorandum of Agreement (MoU) concerning the outline of the restructuring of Eurotunnel's debt, concluded on 31 January 2006 between the Group and the Ad hoc committee of creditors[1]. This committee represents in excess of 50% of the total debt.

The MoU constitutes an essential step in the global restructuring of the debt.

In the coming weeks, Eurotunnel will continue finalising the outline of the restructuring by presenting the MOU, under the terms of a confidentiality agreement, to the creditors not represented by the Ad hoc committee. To do this, Eurotunnel is proposing a further period of waiver[2], until the end of March 2006.

Eurotunnel and the Ad hoc committee have agreed to maintain, throughout this period, the strictest confidentiality around the terms of the MoU.

In due course, a General Meeting of shareholders will be called to vote on the debt restructuring.

In the meantime, Eurotunnel draws to the attention of the markets the fact that any anticipation of the impact of this MoU would be premature.

Media enquiries:

John Keefe	tel: + 44 (0) 1303 284491
Ken Cronin	tel: + 44 (0) 207 554 1442

Investor enquiries:

Investor Relations	tel: + 33 1 55 27 36 27

News release no. [962] 02 February 2006

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais/Coquelles, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.

[1] The Ad hoc committee is composed of MBIA, EIB, Franklin mutual Advisers, certain funds represented by Oaktree Capital Management and Ambac. It represents circa 73% of the debt held by the co-financiers and 21% of the Senior debt.

[2] Waiver to be granted by the senior lenders and the co-financiers (Junior debt, Fourth Tranche and Tier 1A)

EUROTUNNEL P.L.C./EUROTUNNEL SA

Eurotunnel On Track – Shareholder Letter – February 2006

A copy of the above document together with copies of Eurotunnel On Track published since June 2005 have been submitted to the UK Listing Authority and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

Document Disclosure Department
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: 020 7676 1000

On Track is also available on the Group's website.

- END -

For media enquiries contact John Keefe on + 44 (0) 1303 284491. Email: john.keefe@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27. Email: xavier.clement@eurotunnel.com

News Release

14 February 2006

New railway operator's licence for Europorte 2

Europorte 2, the Eurotunnel subsidiary dedicated to the development of international rail freight, has obtained, from the French Minister for Equipment, Transport, Housing, Tourism and Maritime affairs (dated 13 February 2006) a new European Community Railway Operator's licence.

Europorte 2 was a pioneer in the liberalisation of international rail freight when, in February 2004, following the opening of the Trans-European Rail Freight network to competition, it obtained the first licence to be granted in France.

Following the changes to the management team of Eurotunnel and Europorte 2, a new strategy has been devised, based on the needs of customers, with realistic objectives that take account of the Group's situation.

Europorte 2 is currently engaged in research into synergies that exist with the incumbent railways undertakings, with the goal of increasing the very low levels of cross Channel rail freight activity. At the same time, Europorte 2 maintains its independence in order to pursue other opportunities, either alone or in partnership.

Chairman of Europorte 2, Jacques Gounon, said *"It is clearly part of Europorte 2's mission to participate in the development of European rail freight and the attribution of this new licence by the Minister for Transport demonstrates that this is also the intention of the French authorities. Bearing in mind the expertise Eurotunnel has established, Europorte 2 has a vocation rapidly to become a vector for growth for the Group."*

963/2006

For media enquiries contact John Keefe on + 44 (0) 1303 284491. Email: John.keefe@eurotunnel.com

For investor enquiries contact Xavier Clement on + 33 1 55 27 36 27. Email: xavier.clement@eurotunnel.com

www.eurotunnel.com

Eurotunnel manages the infrastructure of the Channel Tunnel and operates accompanied truck shuttle and passenger shuttle (car and coach) services between Folkestone, UK and Calais, France. Eurotunnel also earns toll revenue from train operators (Eurostar for rail passengers, and EWS and SNCF for rail freight) which use the Tunnel. Eurotunnel is quoted in London, Paris and Brussels.